Exhibit 99.1

Audit Committee Pre-Approval of Non-Audit Services

On July 20, 2006, the Audit Committee of the Board of Directors of St. Mary Land & Exploration Company approved in advance certain non-audit services to be performed by Deloitte & Touche LLP, St. Mary’s independent auditor.  These non-audit services were corporate income tax compliance services in the third quarter of 2006.